UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13D/A

(Amendment No. 2)*

Under the Securities Exchange Act of 1934

Wilson Holdings, Inc.
(Name of Issuer)
Common Stock, Par Value $0.001 per share
(Title of Class of Securities)

972234 10 8
(CUSIP Number)

John J. Gorman and

Tejas Securities Group, Inc. 401(k) Plan & Trust FBO John J. Gorman, John J. Gorman TTEE Tejas Securities Group, Inc. 8226 Bee Caves Rd. Austin, Texas 78746 (512) 306-8222
(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)
September 29, 2006
(Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§ 240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box ☐.

*The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

                                SCHEDULE 13D

CUSIP No.	972234 10 8	Page 2 of 5 Pages
1		NAME OF REPORTING PERSON I.R.S. IDENTIFICATION NO. OF ABOVE PERSON (ENTITIES ONLY)
Tejas Securities Group, Inc. 401(k) Plan & Trust FBO John J. Gorman, John J. Gorman TTEE
2		CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS) (a) ☒
(b) ☐
3		SEC USE ONLY
4		SOURCE OF FUNDS (SEE INSTRUCTIONS)
PF
5		CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e) ☐
6		CITIZENSHIP OR PLACE OF ORGANIZATION
United States of America
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER
4,043,963 shares
	8	SHARED VOTING POWER
0
	9	SOLE DISPOSITIVE POWER
4,043,963 shares
	10	SHARED DISPOSITIVE POWER
0
11		AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
4,043,963 shares
12		CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS) ☐
13		PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
18.6%
14		TYPE OF REPORTING PERSON
EP

                                        SCHEDULE 13D

CUSIP No.	972234 10 8	Page 3 of 5 Pages
1		NAME OF REPORTING PERSON I.R.S. IDENTIFICATION NO. OF ABOVE PERSON (ENTITIES ONLY)
John J. Gorman
2		CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS) (a) ☒
(b) ☐
3		SEC USE ONLY
4		SOURCE OF FUNDS (SEE INSTRUCTIONS)
PF
5		CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e) ☐
6		CITIZENSHIP OR PLACE OF ORGANIZATION
United States of America
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER
0
	8	SHARED VOTING POWER
0
	9	SOLE DISPOSITIVE POWER
0
	10	SHARED DISPOSITIVE POWER
0
11		AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
4,043,963 shares
12		CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS) ☐
13		PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
18.6%
14		TYPE OF REPORTING PERSON
IN

This Amendment No. 2 to Schedule 13D amends and supplements the Schedule 13D filed with the Securities and Exchange Commission on October 21, 2005 (the “Schedule 13D”), as previously amended by Amendment No. 1 to Schedule 13D filed with the Securities and Exchange Commission on December 28, 2005, relates to 4,043,963 shares of common stock, $.001 par value per share (the “Common Stock”), of Wilson Holdings, Inc., a Nevada corporation (the “Issuer”), whose principal executive offices are located at 8121 Bee Caves Rd., Austin, Texas 78746, all of which are held by Tejas Securities Group, Inc. 401(k) Plan & Trust FBO John J. Gorman, John J. Gorman TTEE (the “Plan”). Except as set forth herein, all items of the Schedule 13D, as previously amended, remain unchanged.

Item 3.	Source and Amount of Funds or Other Consideration.

Item 3 is hereby supplemented as follows:

On September 29, 2006, the Plan acquired $1,000,000 principal amount of 5% Convertible Notes due September 1, 2013 of the Issuer (the “Note”) which may be converted at any time at the option of the Plan into 500,000 shares of Common Stock, and a warrant to purchase up to 75,000 shares of Common Stock (the “Warrant” and, together with the Note, the “Securities”), subject to certain vesting conditions which have not occurred and which Warrant is not exercisable within 60 days of the date hereof. The Securities were purchased using personal funds of the Plan.

Item 4.	Purpose of Transaction.
Item 4 is hereby supplemented as follows:

The Plan acquired the Securities reported herein for long-term investment purposes.

Item 5.	Interest in Securities of the Issuer.
Item 5 is hereby amended and restated in its entirety as follows.

(a)           The Reporting Person may be deemed to be the beneficial owner of 4,043,963 shares of Common Stock, which represent approximately 18.6% of the outstanding shares of Common Stock.

(b)           The Reporting Person has the sole power to vote or to direct the vote or to dispose or to direct the disposition of 4,043,963 shares of Common Stock.

(c)           On September 29, 2006, the Plan acquired the Notes, which may be converted at any time at the option of the Plan into 500,000 shares of Common Stock, and the Warrant, which is not exercisable within 60 days of the date hereof, using personal funds of the Plan.

(d)	Not applicable.
(e)	Not applicable.
Item 7.	Material to be Filed as Exhibits.
Item 7 is hereby restated in its entirety as follows.

Exhibit 1	Joint Filing Agreement date October 9, 2006 among Mr. Gorman and the Plan.

Exhibit 10.1	Securities Purchase Agreement by and among the Registrant and the Purchasers set forth therein (Exhibit 10.1 to Issuer’s Current Report on Form 8-K dated October 5, 2006 and incorporated herein by this reference)

Exhibit 10.2	Registration Rights Agreement by and among the Registrant and the holders of the Registrant’s Convertible Notes (Exhibit 10.2 to Issuer’s Current Report on Form 8-K dated October 5, 2006 and incorporated herein by this reference)

Exhibit 10.3	Form of Warrant (Exhibit 10.2 to Issuer’s Current Report on Form 8-K dated October 5, 2006 and incorporated herein by this reference)

Signatures

After reasonable inquiry and to the best of the knowledge and belief of the undersigned, each of the undersigned certifies that the information set forth in this statement is true, complete and correct.

Dated: October 9, 2006

Tejas Securities Group, Inc. 401(k) Plan & Trust FBO John J. Gorman, John J. Gorman TTEE

By:	/s/ John J. Gorman
Name:	John J. Gorman
Title:	Trustee

/s/ John J. Gorman
John J. Gorman